
Mail Stop 3561

September 28, 2007

By Facsimile and U.S. Mail

Mr. Alfredo Ergas
Chief Financial Officer
Enersis S.A.
Avenida Santa Rosa 76
Santiago, Chile

> **Re: Enersis S.A.**
> **Form 20-F for the year ended December 31, 2006**
> **Filed May 14, 2007**
> **File No. 1-12440**

Dear Mr. Ergas:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Enersis S.A Form 20-F for the year ended December 31, 2006

Critical Accounting Policies, page 83

1. None of the critical accounting policies that you include in your current disclosures include the sensitivity analysis or other quantitative information. Prospectively, revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

Estimation of fair value of certain energy contracts under U.S. GAAP, page 85

2. Prospectively, please enhance your disclosure to indicate the amount of derivative contracts on balance sheet that have been fair valued using both internal models developed by the Company, as well as those which have been fair valued with external market data.

2005 Audit Report for CIEN – Companhia de Interconexao Energetica, page F-13

3. It is unclear to us when TESA and CTM became wholly owned subsidiaries of CIEN. If applicable, please explain to us who assumed responsibility for these subsidiary companies in the 2005 audit of CIEN. In this regard, we note the inclusion of such subsidiaries in the 2006 CIEN audit report.

Note 2. Summary of Significant Accounting Policies, page F-25

4. Based on your disclosure on page F-27 it would appear that you have been consolidating Cachoeira Dourada since January 27, 2004, although the audit reports for this company are included for the three months ended December 31, 2005 and for the year ended December 31, 2006. In this regard, it is not clear who assumed responsibility for the audit of Cachoeira Dourada for the year 2004, or the first nine months ended 2005. Please advise.

Note 36. Differences between Chilean and United States Generally Accepted Accounting Principles, page F-135

5. Please discuss the adoption of FIN 46(R) from a US GAAP reconciliation perspective, and to the extent applicable, please provide the disclosures required by paragraphs 23-26 of FASB Interpretation no. 46(R).

(t) Derivative instruments, page F-141

6. Your current derivative discussion does not appear to address the minimum disclosure requirements of SFAS no. 133. For example, it does not appear you disclosed the amount of ineffectiveness with respect to your cash flow hedges. Prospectively, please revise. See paragraphs 44-45 of Statement no. 133.

(j) Derivative instruments, page F-157

7. You indicate that, "the Company assessed that its commodity contracts that are requirements contracts do not meet the above definition because the contracts, do not have notional amounts, as they only have maximum amounts or no specified amounts, and do not include an implicit or explicit minimum amount in a settlement or a default clause." Please explain to us your consideration of DIG Issue A6 regarding this issue.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant